RENEE M. HARDT 312-609-7616 rhardt@vedderprice.com

July 15, 2008

Mr. Vince DiStefano
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	Wilshire Mutual Funds, Inc. (the “Company”); Registration Nos. 33-50390 and 811-7076

Dear Mr. DiStefano:

As you requested, the Company is filing a post-effective amendment under Rule 485(a) relating to the Wilshire/MAXAM Diversity Fund (the “Fund”).  This post-effective amendment has been updated to address the comments you provided on July 9, 2008 (which were addressed in a correspondence filing made on July 11, 2008) and to make some non-material changes.

Also included with this filing is a request seeking acceleration of the effectiveness of the post-effective amendment so that it will become effective on July 15, 2008.

If you have any additional questions, please call me at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser